[Symetra Financial Corporation Letterhead]

April 3, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4644

Re:	Form N-1A Registration Statement for Symetra Mutual Funds Trust (the “Trust”); Pre-Effective Amendment No. 1
(File Nos. 333-178987 & 811-22653)

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, the Trust respectfully requests that Pre-Effective Amendment No. 1 to the above referenced Registration Statement, which was filed via EDGAR on March 29, 2012, be accelerated and declared effective on April 20, 2012 or as soon thereafter as is reasonably practicable.

In connection with the submission of the Trust’s request for accelerated effectiveness of the above-referenced Registration Statement, the Trust hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SYMETRA MUTUAL FUNDS TRUST

BY:           /s/ David S. Goldstein
 David S. Goldstein, Vice President

[Symetra Financial Corporation Letterhead]

April 3, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4644

Re:	Form N-1A Registration Statement for Symetra Mutual Funds Trust (the “Trust”); Pre-Effective Amendment No. 1
(File Nos. 333-178987 & 811-22653)

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as the principal underwriter of the Trust, Symetra Securities, Inc. respectfully requests that Pre-Effective Amendment No. 1 to the above referenced Registration Statement, which was filed via EDGAR on March 29, 2012, be accelerated and declared effective on April 20, 2012 or as soon thereafter as is reasonably practicable.

SYMETRA SECURITIES, INC.

By:           /s/ Kevin Knull
Kevin Knull, President